Greenberg Traurig, P.A.
401 E. Las Olas Blvd.
Suite 2000
Ft. Lauderdale, FL  33301
(954) 768-8283

Re:	Platform Specialty Products Corporation Registration Statement on Form S-3 Filed February 25, 2015 File No. 333-202287

March 20, 2015

Dear Ms. Timmons-Pierce:

On behalf of Platform Specialty Products Corporation (the “Company”) we hereby respond to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 12, 2015 (the “Comment Letter”). The Company has filed today with the Commission, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-3 (File No. 333-202287) (the “Registration Statement”).  This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in the Comment Letter relating to the Registration Statement.

Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.  Page references in the Company’s response are to pages in Amendment No. 1.

Selling Stockholder, page 6

1.
We note that footnote 2 contains a disclaimer of beneficial ownership for any shares with a market value in excess of $76,300,000 and that the selling security holder only claims beneficial ownership of 3,069,187. Please note that the term “security holders” in Item 507 refers to beneficial holders. See Question 140.01 of the Regulation S-K Compliance and Disclosure Interpretations. In addition, because the Series B Preferred Stock is convertible within sixty days the selling security holder is deemed to be the beneficial owner of the 22,107,590 shares of common stock underlying the Series B Preferred Stock. See Rule 13d-3(d)(1) of the Exchange Act. Please revise your footnote accordingly or tell us why such a disclaimer is appropriate.

The Company respectfully informs the Staff that the additional disclosure included in footnote 2 with regard to the filings and the expiration or early termination of the applicable waiting period required under the Hart Scot-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) was included solely for informational purposes in order to set forth the steps that the selling stockholder would be required to take under applicable law in order to obtain beneficial ownership of shares of common stock of the Company with a value in excess of $76,300,000.

Notwithstanding the foregoing, and in response to the Staff’s comment, we have revised footnote 2 on page 7 to remove the language disclaiming beneficial ownership to clarify that the filing and the expiration or early termination of the applicable waiting period under the HSR Act would be required prior to the selling stockholder obtaining beneficial ownership of shares of common stock of the Company in an amount in excess of $76,300,000.

If you have any questions, please feel free to contact me at (954) 768-8283.

Sincerely,

/s/ Donn A. Beloff

Donn A. Beloff

cc:	Frank J. Monteiro John L. Cordani